27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830
August 1, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jay Ingram
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Registration Statement on Form S-4
Filed July 23, 2012
File No. 333-182809

Dear Mr. Ingram:

On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated July 27, 2012, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing (the “Registration Statement”).

For ease of reference, I have included the text of the Staff's comments in bold-face type below, followed in each case by the Company's response.

General

1.
Please note that at time of effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us as to how you plan to comply with these requirements. See SEC Release 33-7878 (August 15, 2000).

Response: The Company filed two Current Reports on Form 8-K on July 23, 2012 to update its financial statements for the year ended December 31, 2011 and quarter ended March 31, 2012 to meet the requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Such financial statements were incorporated by referenced in the Registration Statement. In addition, prior to effectiveness, the Company also plans to file Amendment No. 1 to the Registration Statement on Form S-4/A. The amendment to the Registration Statement will incorporate by reference the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which includes the financial information for the subsidiary guarantors for the quarter ended June 30, 2012 required by Rule 3-10 of Regulation S-X.

Mr. Jay Ingram
Securities and Exchange Commission
August 1, 2012

2.
We note that you have incorporated by reference your Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, but that you carved out “Part I, Item I. Financial Statements.” Please note that by including this carve-you [sic] have not properly incorporated your financial statement as set forth in Item 11 of Form S-4. Please revise your registration statement accordingly.

Response: The Company is carving out the financial information contained in “Part I, Item I. Financial Statements” of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 because such information is updated and superseded by the financial statements contained in Exhibit 99.1 of the Company's Current Report on Form 8-K dated July 23, 2012 (the first current report filed that day), which was incorporated by referenced in the Registration Statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770 or by email at dan.rinkenberger@kaiseraluminum.com.

Very truly yours,

/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan, Kaiser Aluminum Corporation
Cherrie Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day
Charles T. Haag, Jones Day